

ENERFLEX LTD. ANNOUNCES VOTING RESULTS OF THE ANNUAL MEETING OF SHAREHOLDERS

NEWS RELEASE

CALGARY, Alberta, May 7, 2025 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) ("Enerflex" or the "Company"), announces that at its Annual Meeting of Shareholders (the "Meeting") held virtually on May 7, 2025, Enerflex's shareholders approved the election of all 8 nominee directors presented in the Company's Management Information Circular dated March 21, 2025. The shares represented at the Meeting voting on individual nominee directors were as follows:

Director	Approval		Against	
	Votes For	Percentage	Votes Against	Percentage
Fernando R. Assing	88,086,739	96.24%	3,444,156	3.76%
Benjamin Cherniavsky	88,013,957	96.16%	3,516,938	3.84%
Joanne Cox	83,911,502	91.68%	7,619,393	8.32%
James C. Gouin	83,037,269	90.72%	8,493,626	9.28%
Mona Hale	88,091,517	96.24%	3,439,378	3.76%
Kevin J. Reinhart	79,599,459	86.96%	11,931,436	13.04%
Thomas B. Tyree, Jr.	74,636,089	81.54%	16,894,806	18.46%
Juan Carlos Villegas	79,933,294	87.33%	11,597,601	12.67%

Enerflex's non-binding advisory vote on executive compensation ("Say-on-Pay") was approved with 91.59% (83,831,845 common shares) of the shares represented at the Meeting voting in favour of the resolution.

ABOUT ENERFLEX

Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, deploying natural gas, low-carbon, and treated water solutions – from individual, modularized products and services to integrated custom solutions. With over 4,600 engineers, manufacturers, technicians, and innovators, Enerflex is bound together by a shared vision: ***Transforming Energy for a Sustainable Future.*** The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the energy transition and growing decarbonization efforts.

Enerflex's common shares trade on the Toronto Stock Exchange under the symbol "EFX" and on the New York Stock Exchange under the symbol "EFXT". For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, please contact the Company by email to chair@enerflex.com or ir@enerflex.com.